FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009
Commission File No. 000-49751

CATALYST PAPER CORPORATION

(Translation of registrant’s name into English)

2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada, V7B 1C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the informtion contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Catalyst Paper Corporation

By:	/s/ Valerie Seager
Name:	Valerie Seager
Title	Vice President and General Counsel

Date: January 4, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated December 23, 20091 - Catalyst Paper announces extension of the private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

1 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704, 333-143405 and 333-151703)